Exhibit 99.38

MAVERIX METALS EXECUTES SILVER STREAM AGREEMENT ON NORTHERN VERTEX’S MOSS MINE

December 6, 2018, Vancouver, British Columbia — Maverix Metals Inc. (“Maverix” or the “Company”) (TSX-V: MMX) is pleased to announce that it has executed a definitive agreement, which increases the scope of the previously announced acquisition of a silver stream (the “Silver Stream”) from a wholly-owned subsidiary of Northern Vertex Mining Corp. (“Northern Vertex”) (TSX-V: NEE). The Silver Stream now entitles Maverix to purchase 100% of the silver produced from Northern Vertex’s operating Moss mine, until a minimum of 3.5 million ounces of silver have been purchased, after which Maverix will be entitled to purchase 50% of the life of mine production.

Transaction Highlights

•                  Expanded Asset Base and Immediate Increase to Cash Flow: With the Moss mine recently achieving commercial production in September 2018, the Silver Stream will generate immediate revenue for Maverix; adding to its already strong and growing cash flow.

•                  Low-Cost Operating Asset in Stable Jurisdiction: The Moss mine is on track to become a low-cost open pit mining and heap leach operation, as it continues to optimize post start up. Moss is located in northwest Arizona, a stable mining jurisdiction with a long history of mining operations.

•                  Accretive Transaction: The Silver Stream is accretive to Maverix across all key metrics, including net asset value, cash flow, and attributable gold equivalent production per share.

•                  Long Mine Life with Significant Exploration and Expansion Potential: In October 2017, Northern Vertex announced the results of a Preliminary Economic Assessment (“PEA”) which outlined a 10 year operation producing a total of approximately 313,000 ounces of gold and 3,000,000 ounces of silver at an AISC (all-in sustaining cost) of US$603 per gold equivalent ounce. Additionally, Maverix will be exposed to the significant regional exploration potential around the Moss mine, which is comprised of a package of mineral claims covering approximately 4,150 hectares. (1)

“Maverix is excited to partner with Northern Vertex by offering a financing solution that will allow them to significantly de-lever their balance sheet and keep the operating team at Moss fully focused on unlocking the mine’s long term potential,” commented Dan O’Flaherty, CEO of Maverix. “The addition of this cash flowing asset in a stable jurisdiction further strengthens our portfolio and meaningfully increases our attributable precious metals production per share.”

Silver Stream Terms

Maverix has entered into a definitive silver purchase agreement (the “Stream Agreement”) with Northern Vertex and its operating subsidiary, Golden Vertex Corp. (“Golden Vertex”). Pursuant to the terms of the Stream Agreement:

•                  Maverix will pay an upfront cash payment of US$20,000,000 to Golden Vertex, the owner and operator of the Moss mine as consideration for the right to purchase, initially, 100% of the silver produced from the mine.

•                  Once Maverix has purchased 3,500,000 ounces of silver, Maverix will have the right to purchase 50% of the life of mine silver produced from the Moss mine.

•                  Maverix will make ongoing cash payments to Golden Vertex equal to 20% of the average price of silver for the 5 consecutive trading days prior to delivery.

•                  The Silver Stream is effective from October 1, 2018.

•                  The Silver Stream applies to all current and future phases of operations at the Moss mine.

The obligations of Golden Vertex under the Stream Agreement are secured against all assets of Golden Vertex in favor of Maverix, in a first ranking priority.

The transaction is expected to close in mid-December 2018, and Maverix intends to fund the upfront cash payment through current cash on hand and the Company’s revolving credit facility.

Moss Mine

The Moss mine is 100% owned by Northern Vertex and is located near Bullhead City in northwest Arizona. Moss is a 5,000 tonnes per day, open pit, heap leach, gold-silver operation, that achieved commercial production effective September 1, 2018.

For further information on the Moss mine, please visit www.northernvertex.com.

(1)         Please refer to the technical report titled “NI 43-101 Technical Report Feasibility Study, Mohave County Arizona” dated June 8, 2015, and the technical report titled “NI 43-101 Technical Report Preliminary Economic Analysis Phase III, Mine Life Extension, Mohave County Arizona” dated November 11, 2017, both of which are available on Northern Vertex’s SEDAR profile at www.sedar.com.

Qualified Person

Doug Ward, B.Sc., Mining Engineering, MMSA, is Vice President, Technical Services for Maverix, and a qualified person under National Instrument 43-101 — Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Maverix

Maverix Metals Inc. is a gold royalty and streaming company. Maverix’s mission is to provide its shareholders with significant low risk leverage to the gold price and to increase underlying per share value by expanding its portfolio with acquisitions of high-quality royalties and streams that offer robust returns.

For further information, please contact:

Maverix Metals Inc.

Daniel O’Flaherty

President and CEO

(604) 343-6225

Email:      info@maverixmetals.com

Website:  www.maverixmetals.com

NEITHER THE TSX VENTURE EXCHANGE (“TSX-V”) NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX-V) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Technical and Third-party Information

The disclosure herein and relating to Moss Mine is based on information publicly disclosed by Northern Vertex and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by the Maverix. Maverix has limited, if any, access to the Moss Mine. Maverix may from time to time receive operating information from Northern Vertex, which it is not permitted to disclose to the public. Maverix is dependent on, (i) the operators of the properties and their qualified persons to provide information to Maverix, or (ii) on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which the Maverix holds royalty, stream or other interests, and generally has limited or no ability to independently verify such information. Although Maverix does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Maverix’s royalty, stream or other interest. Maverix’s royalty, stream or other interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

Cautionary note regarding forward-looking statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information include, but are not limited to, statements with respect to the obligations of Maverix pursuant to a silver stream transaction, including the terms of a definitive silver stream agreement, the delivery obligations current and future of Golden Vertex under a definitive silver stream agreement, current and future planned operations at Northern Vertex’s Moss Mine, metal prices as they may impact Maverix’s guidance generally, Maverix’s financial guidance, outlook, proposed plans for acquiring additional stream and royalty interests and the potential of such streams and royalty interests to provide returns and the completion of mine expansion and phases at the Moss mines or other properties that the Maverix holds an interest in. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.